Las Palmas Mobile Estates
6767 Tropicana Avenue, Suite 207
Las Vegas, Nevada  89103

September 16, 2008

Pamela A. Long
Assistant Director
Division of Corporation Finance
Mail Stop 7010
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:         Las Palmas Mobile Estates
Information Statement on Schedule 14C
File No. 0-52397

Dear Ms. Long:

On behalf of Las Palmas Mobile Estates (the “Company”) and regarding the filing of our Information Statement on Schedule 14C (the “Filing”), I provide the following acknowledgements:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank You,

/s/ Diana L. Hassan

Diana L. Hassan